NORDION INC.

ANNUAL MEETING OF SHAREHOLDERS MARCH 6, 2013

VOTING RESULTS

Resolution #1:

On a ballot, shareholders ratified the Election of directors for all nominees  listed below:

Ballots Tabulated:                                                                FOR                                                                  WITHHELD
Votes                 Percentage                                    Votes                 Percentage

W.O. Anderson	36,958,594	93.49%	2,571,672	6.51%
J. Brown	36,977,651	93.54%	2,552,615	6.46%
W.G. Dempsey	35,945,052	90.95%	3,576,214	9.05%
M.A. Mogford	36,365,674	92.02%	3,155,592	7.98%
S. Murphy	36,563,934	92.50%	2,966,332	7.50%
K.Newport	36,565,892	92.50%	2,964,374	7.50%
A. Olukotun 36,982,421 93.55% 2,547,845 6.45%
S.M. West 36,689,815		92.81%	2,840,451 7.19%
J. Woodruff 36,455,319		92.24%	3,065,947 7.76%

Resolution #2:

On a ballot, shareholders ratified the appointment of Ernst & Young LLP as Auditors, and authorizing the directors to fix their remuneration.

Ballots Tabulated:                                                                FOR                                                                WITHHELD

Votes                         Percentage                 Votes                          Percentage

41,822,645                          99.56%                     185,515                          0.44%

Dated this 6th day of March, 2013.

CIBC MELLON TRUST COMPANY

/s/ Greg Ashby                                                   /s/ Karen Garrod
  Greg Ashby                                                          Karen Garrod